SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of October, 2006

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F    X           Form 40-F
                   ---------                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A



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This Form 6-K consists of:

The announcement on indicative notice regarding the share reform of two subsidiaries of Sinopec Corp of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 30, 2006.


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                    CHINA PETROLEUM & CHEMICAL CORPORATION
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

                Indicative Notice Regarding the Share Reform of
                       Two Subsidiaries of Sinopec Corp

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Sinopec Corp  announces  that it has proposed a share reform  proposal concerning A shares listed on the Shanghai Stock Exchange of two of its subsidiaries, Sinopec Shanghai Petrochemical Co., Ltd. and Sinopec Yizheng Chemical Fibre Co., Ltd.

This announcement is made pursuant to Rule 13.09 (1) of the Listing Rules.
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In accordance with the requirements under the relevant laws and regulations including the "Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" (Guo Fa [2004] No.3) promulgated by the State Council of the PRC and the "Guiding Opinions on the State Share Reform of the Listed Companies" jointly promulgated by the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, People's Bank of China and the Ministry of Commerce, and pursuant to the operating procedures of share reform proposals, China Petroleum & Chemical Corporation ("Sinopec Corp") has proposed a share reform proposal concerning the A shares listed on the Shanghai Stock Exchange ("the SSE") of two of its subsidiaries, Sinopec Shanghai Petrochemical Co., Ltd. and Sinopec Yizheng Chemical Fibre Co., Ltd. The above two companies are listed on both the SSE and The Hong Kong Stock Exchange. Having consulted with the SSE, the information in relation to the share reform of the two subsidiaries as mentioned above will be disclosed in the near future.

                                     For and on behalf of the Board of Directors
                                        China Petroleum & Chemical Corporation
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, PRC, 30 September 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.

                                   SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: October 8, 2006